                                                                  Exhibit 99

                          INDEPENDENT AUDITORS' REPORT

To the Partners of Globalstar, L.P.:

     We have audited the accompanying consolidated balance sheets of Globalstar, L.P. (a development stage limited partnership) and its subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital and subscriptions receivable and cash flows for the period from March 23, 1994 (commencement of operations) to December 31, 1994, the years ended December 31, 1995 and 1996 and cumulative. We have also audited the accompanying consolidated statement of operations for the period from January 1, 1994 to March 22, 1994 (the pre-capital subscription period). These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Globalstar, L.P. and its subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for the periods stated above in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
San Jose, California
February 24, 1997

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

                          CONSOLIDATED BALANCE SHEETS
                  (In thousands, except partnership interests)

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
ASSETS
Current assets:
  Cash and cash equivalents............................................  $ 21,180     $ 71,602
  Other current assets.................................................       606          506
                                                                          -------     --------
       Total current assets............................................    21,786       72,108
Property and equipment, net............................................     1,720        1,509
Globalstar System Under Construction:
  Space segment........................................................   730,513      348,434
  Ground segment.......................................................   160,520       51,823
                                                                          -------     --------
                                                                          891,033      400,257
Deferred FCC license costs.............................................     8,690        7,056
Deferred financing costs...............................................    19,577       24,461
Other assets...........................................................       107           --
                                                                          -------     --------
       Total assets....................................................  $942,913     $505,391
                                                                          =======     ========

LIABILITIES and PARTNERS' CAPITAL
Current liabilities:
  Accounts payable.....................................................  $  4,401     $  2,070
  Payable to affiliates................................................    63,937       47,569
  Accrued expenses.....................................................     6,929        4,782
                                                                          -------     --------
       Total current liabilities.......................................    75,267       54,421
Deferred revenues......................................................    23,652       21,913
Vendor financing liability.............................................   130,694       42,219
Borrowings under long-term revolving credit facility...................    96,077           --

Commitments and contingencies (Notes 4,6,7,9,10,11 and 12)
Redeemable preferred partnership interests (4,769,230 outstanding at
  December 31, 1996, $310,000 redemption value)........................   302,037           --
Ordinary partners' capital:
  Ordinary partnership interests (47,000,000 outstanding)..............   292,585      364,237
  Warrants.............................................................    22,601       22,601
                                                                          -------     --------
       Total ordinary partners' capital................................   315,186      386,838
                                                                          -------     --------
       Total liabilities and partners' capital.........................  $942,913     $505,391
                                                                          =======     ========

                See notes to consolidated financial statements.

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands)

                                              YEAR ENDED DECEMBER 31, 1994
                                         ---------------------------------------
                                             PRE-CAPITAL                                               CUMULATIVE
                                         SUBSCRIPTION PERIOD       MARCH 23         YEARS ENDED      MARCH 23, 1994
                                         --------------------  (COMMENCEMENT OF     DECEMBER 31,    (COMMENCEMENT OF
                                             JANUARY 1 TO       OPERATIONS) TO    ----------------   OPERATIONS) TO
                                            MARCH 22, 1994     DECEMBER 31, 1994   1995     1996    DECEMBER 31, 1996
                                         --------------------  -----------------  -------  -------  -----------------
Operating expenses:
  Development costs.....................        $4,057              $21,279       $62,854  $42,152      $ 126,285
  Marketing, general and
    administrative......................         2,815                6,748        17,372   18,873         42,993
                                                ------              -------        ------   ------        -------
Total operating expenses................         6,872               28,027        80,226   61,025        169,278
Interest income.........................            --                1,783        11,989    6,379         20,151
                                                ------              -------        ------   ------        -------
Net loss................................         6,872               26,244        68,237   54,646        149,127
Preferred distributions and related
  increase in redeemable preferred
  partnership interests.................            --                   --            --   17,323         17,323
                                                ------              -------        ------   ------        -------
Net loss applicable to ordinary
  partnership interests.................        $6,872              $26,244       $68,237  $71,969      $ 166,450
                                                ======              =======        ======   ======        =======

                See notes to consolidated financial statements.

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                           MARCH 23, 1994                                    CUMULATIVE
                                                          (COMMENCEMENT OF         YEARS ENDED             MARCH 23, 1994
                                                           OPERATIONS) TO          DECEMBER 31,           (COMMENCEMENT OF
                                                            DECEMBER 31,      ----------------------       OPERATIONS) TO
                                                                1994            1995         1996         DECEMBER 31, 1996
                                                          ----------------    ---------    ---------  -------------------------
Cash flows from operating activities:
 Net loss................................................     $(26,244)       $ (68,237)   $ (54,646)         $(149,127)
 Deferred revenues.......................................           --           21,913        1,739             23,652
 Stock compensation transactions.........................           --               --          317                317
 Depreciation and amortization...........................          115              398        5,858              6,371
 Changes in operating assets and liabilities:
   Other current assets..................................           --             (506)        (100)              (606)
   Other assets..........................................           --               --         (107)              (107)
   Accounts payable......................................          638              857        1,723              3,218
   Payable to affiliates.................................           (1)           4,865       (3,553)             1,311
   Accrued expenses......................................        2,440            2,342        2,147              6,929
                                                              --------        ---------    ---------          ---------
Net cash used in operating activities....................      (23,052)         (38,368)     (46,622)          (108,042)
                                                              --------        ---------    ---------          ---------
Investing activities:
 Globalstar System under construction....................      (71,996)        (328,261)    (490,776)          (891,033)
 Payable to affiliates for Globalstar System under
   construction..........................................       25,042            8,863       19,921             53,826
 Capitalized interest payable on long-term revolving
   credit
   facility..............................................           --               --           77                 77
 Accounts payable........................................           --               67          608                675
 Vendor financing liability..............................           --           42,219       88,475            130,694
                                                              --------        ---------    ---------          ---------
     Cash used for Globalstar System.....................      (46,954)        (277,112)    (381,695)          (705,761)
 Purchases of property and equipment.....................       (1,119)            (888)        (935)            (2,942)
 Deferred FCC license costs..............................       (2,286)          (2,535)      (1,634)            (6,455)
 Purchases of investments................................           --         (126,923)          --           (126,923)
 Maturity of investments.................................           --          126,923           --            126,923
 Other current assets....................................         (190)             190           --                 --
                                                              --------        ---------    ---------          ---------
Net cash used in investing activities....................      (50,549)        (280,345)    (384,264)          (715,158)
                                                              --------        ---------    ---------          ---------
Financing activities:
 Deferred line of credit fees............................           --           (1,875)        (250)            (2,125)
 Proceeds from capital subscriptions receivable..........      148,661          133,780           --            282,441
 Payment of accrued capital raising costs................       (1,500)            (900)          --             (2,400)
 Sale of partnership interests to GTL....................           --          185,750           --            185,750
 Sale of redeemable preferred partnership interests to
   GTL...................................................           --               --      299,500            299,500
 Distributions on redeemable preferred partnership
   interests.............................................           --               --      (14,833)           (14,833)
 Prepaid interest on redeemable preferred partnership
   interests.............................................           --               --           47                 47
 Borrowings under long-term revolving credit facility....           --               --      106,000            106,000
 Repayment of borrowings under long-term revolving credit
   facility..............................................           --               --      (10,000)           (10,000)
                                                              --------        ---------    ---------          ---------
Net cash provided by financing activities................      147,161          316,755      380,464            844,380
                                                              --------        ---------    ---------          ---------
Net increase (decrease) in cash and cash equivalents.....       73,560           (1,958)     (50,422)            21,180
Cash and cash equivalents, beginning of period...........           --           73,560       71,602                 --
                                                              --------        ---------    ---------          ---------
Cash and cash equivalents, end of period.................     $ 73,560        $  71,602    $  21,180          $  21,180
                                                              ========        =========    =========          =========
Noncash transactions:
 Payable to affiliates...................................     $  9,308                                        $   9,308
                                                              ========                                        =========
 Accrual of capital raising costs........................     $  2,400                                        $   2,400
                                                              ========                                        =========
 Deferred FCC license costs..............................     $  2,235                                        $   2,235
                                                              ========                                        =========
 Warrants issued in exchange for debt guarantee..........                     $  22,601                       $  22,601
                                                                              =========                       =========
 Increase in redemption value of preferred partnership
   interests.............................................                                  $   2,537          $   2,537
                                                                                           =========          =========

                See notes to consolidated financial statements.

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

             CONSOLIDATED STATEMENTS OF ORDINARY PARTNERS' CAPITAL
                          AND SUBSCRIPTIONS RECEIVABLE
                                 (In thousands)

                           ORDINARY PARTNERS' CAPITAL

                                                              ORDINARY
                                                             PARTNERSHIP
                                                              INTERESTS      WARRANTS      TOTAL
                                                             -----------     --------     --------
Capital subscription, March 23, 1994
  General partner (18,000 interests).....................     $  50,000                   $ 50,000
  Limited partners (18,000 interests)....................       225,000                    225,000
Cost of raising capital..................................        (2,400)                    (2,400)
Net losses -- pre-capital subscription period:
  Year ended December 31, 1993...........................       (11,510)                   (11,510)
  January 1, 1994 to March 22, 1994......................        (6,872)                    (6,872)
Net loss applicable to ordinary partnership interests --
  March 23, 1994 (commencement of operations) to December
  31, 1994...............................................       (26,244)                   (26,244)
Capital subscription, December 31, 1994
  (1,000 limited partnership interests)..................        18,750                     18,750
                                                             -----------                  --------
Capital balances, December 31, 1994......................       246,724                    246,724
Sale of 10,000 general partnership interests to GTL,
  February 22, 1995......................................       185,750                    185,750
Warrant agreement in connection with debt
  guarantee..............................................            --      $22,601        22,601
Net loss applicable to ordinary partnership
  interests -- Year ended December 31, 1995..............       (68,237)                   (68,237)
                                                             -----------     --------     --------
Capital balances -- December 31, 1995....................       364,237       22,601       386,838
Stock compensation transactions by managing general
  partner for the benefit of Globalstar..................           317                        317
Net loss applicable to ordinary partnership
  interests -- Year ended December 31, 1996..............       (71,969)                   (71,969)
                                                             -----------     --------     --------
Capital balances -- December 31, 1996....................     $ 292,585      $22,601      $315,186
                                                              =========      =======      ========

                            SUBSCRIPTIONS RECEIVABLE

Capital subscriptions:
  March 23, 1994.........................................     $ 275,000                   $275,000
  December 31, 1994......................................        18,750                     18,750
                                                             -----------                  --------
  Total subscriptions....................................       293,750                    293,750
                                                             -----------                  --------
  Cash received..........................................      (148,661)                  (148,661)
  Credit for pre-capital subscription costs..............       (11,309)                   (11,309)
                                                             -----------                  --------
                                                               (159,970)                  (159,970)
                                                             -----------                  --------
Subscriptions receivable, December 31, 1994..............       133,780                    133,780
  Cash received..........................................      (133,780)                  (133,780)
                                                             -----------                  --------
Subscriptions receivable, December 31, 1995 and 1996.....     $      --                   $     --
                                                              =========                   ========

                See notes to consolidated financial statements.

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

     Globalstar, L.P. ("Globalstar"), a Delaware limited partnership with a December 31 fiscal year end, was formed in November 1993. It had no activities until March 23, 1994, when it received capital subscriptions for $275 million and commenced operations. The accompanying financial statements reflect the operations of the Partnership from that date. In addition, the statements of operations for the period January 1, 1994 to March 22, 1994 (the "Pre-Capital Subscription Period") reflect certain costs incurred by Loral Corporation ("Old Loral") and QUALCOMM Incorporated ("Qualcomm") and reimbursed by Globalstar through a capital subscription credit or agreement for reimbursement, as described in Note 9.

     Effective April 23, 1996, a merger between Old Loral and Lockheed Martin Corporation ("Lockheed Martin") was completed. In conjunction with the merger, Old Loral's space and communications businesses, including its direct and indirect interests in Globalstar, Globalstar Telecommunications Limited ("GTL"), Space Systems/Loral, Inc. ("SS/L") and other affiliated businesses, as well as certain other assets and liabilities, have been transferred to Loral Space & Communications Ltd. ("Loral"), a Bermuda company.

     The managing general partner of Globalstar is Loral/QUALCOMM Satellite Services, L.P. ("LQSS"). The general partner of LQSS is Loral/QUALCOMM Partnership, L.P. ("LQP"), a Delaware limited partnership comprised of subsidiaries of Loral and Qualcomm. The managing general partner of LQP is Loral General Partner, Inc. ("LGP"), a subsidiary of Loral.

     Globalstar was founded to design, construct and operate a worldwide, low-earth orbit ("LEO") satellite-based digital telecommunications system (the "Globalstar System"). The Globalstar System's worldwide coverage is designed to enable its service providers to extend modern telecommunications services to millions of people who currently lack basic telephone service and to enhance wireless communications in areas underserved or not served by existing or future cellular systems, providing a telecommunications solution in parts of the world where the build-out of terrestrial systems cannot be economically justified. On January 31, 1995, the U.S. Federal Communications Commission ("FCC") granted the necessary license to a wholly-owned subsidiary of LQP to construct, launch and operate the Globalstar System. LQP has agreed to use such license for the exclusive benefit of Globalstar.

     On November 23, 1994, GTL was incorporated as an exempted company under the Companies Act 1981 of Bermuda. GTL's sole business is acting as a general partner of Globalstar. On February 14, 1995, GTL completed an initial public offering of 10,000,000 shares of common stock resulting in net proceeds of $185,750,000. Effective February 22, 1995, GTL purchased 10,000,000 partnership interests from Globalstar with the net proceeds of the initial public offering. The partners in Globalstar have the right to convert their partnership interests into shares of GTL common stock on a one-for-one basis following the Full Coverage Date, as defined, of the Globalstar System and after at least two consecutive reported fiscal quarters of positive net income, subject to certain annual limitations.

     At December 31, 1996, Loral had an effective 33.8% interest in the ordinary partnership interests of Globalstar, including 1,407,144 shares of GTL's common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Development Stage Company

     Globalstar is devoting substantially all of its present efforts to the design, licensing, construction, testing, and financing of the Globalstar System, and establishing its business. Its planned principal operations have not commenced. Accordingly, Globalstar is a development stage company as defined

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) in Statement of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting by Development Stage Enterprises."

     Globalstar may encounter problems, delays and expenses, many of which may be beyond Globalstar's control. These may include, but are not limited to, problems related to technical development of the system, testing, regulatory compliance, manufacturing and assembly, the competitive and regulatory environment in which Globalstar will operate, marketing problems and costs and expenses that may exceed current estimates. There can be no assurance that substantial delays in any of the foregoing matters would not delay Globalstar's achievement of profitable operations.

  Use of Estimates in Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of expenses reported for the period. Actual results could differ from estimates.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Globalstar and its wholly-owned subsidiary, Globalstar Capital Corporation. All intercompany accounts and transactions are eliminated.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to eight years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

  Globalstar System Under Construction

     Globalstar System Under Construction expenditures include and will include progress payments and costs for the design, manufacture, test, launch and launch insurance for 48 low-earth orbit satellites, plus additional spare satellites (the "Space Segment"), and ground and satellite operations control centers, gateways and subscriber terminals (handsets) (the "Ground Segment").

     Globalstar intends to depreciate the Space Segment over 7 1/2 years and to depreciate the Ground Segment over eight years as assets are placed in service. Service is currently anticipated to commence in 1998.

     Costs incurred related to the development of certain technologies, pursuant to a cost sharing arrangement included in Globalstar's contract with Qualcomm, and for the engineering and development of subscriber terminals, are being charged to operations as incurred.

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Financing Costs and Interest

     Deferred financing costs represent costs incurred in obtaining a long-term credit facility and the estimated fair value of a warrant agreement in connection with a guarantee of this facility (see Note 6-Credit Facility). Such costs are being amortized over the term of the credit facility as interest. Total amortization of deferred financing costs for the years ended December 31, 1996 and 1995 was approximately $5,134,000 and $15,000, respectively.

     Interest costs incurred during the construction of the Globalstar System are capitalized. Total interest costs capitalized for the years ended December 31, 1996 and 1995 was approximately $9,900,000 and $300,000, respectively. No interest was capitalized for the period ending December 31, 1994.

  FCC License Costs

     Expenditures, including license fees, legal fees and direct engineering and other technical support, for obtaining the required FCC licenses are capitalized and will be amortized over 7 1/2 years, the expected life of the first generation satellites.

  Deferred Revenues

     Advance payments from Globalstar strategic partners to secure exclusive rights to Globalstar service territories are deferred. These advance payments are recoverable by the service providers through credits against a portion of the service fees payable to Globalstar after the commencement of services.

  Vendor Financing

     Globalstar's contract with SS/L calls for a portion of the contract price to be deferred as vendor financing and to be repaid, over as long as a five-year period, commencing upon the initial service and full coverage dates of the Globalstar System. Amounts deferred as vendor financing are capitalized as costs of the Globalstar System Under Construction as incurred.

  Preferred Partnership Distributions

     Distributions accrue on the redeemable preferred partnership interests at 6 1/2% per annum. Globalstar is increasing the carrying value of the redeemable preferred partnership interests to their ultimate redemption value. The distributions are recorded as reductions against the ordinary partnership capital accounts.

  Stock-Based Compensation

     As permitted by Statement of Financial Standards No. 123, "Accounting for Stock-Based Compensation," Globalstar accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Net (Loss) Income Allocation

     Net losses are allocated among the partners in proportion to their percentage interests until the adjusted capital account of a partner is reduced to zero, then in proportion to, and to the extent of, positive adjusted capital account balances and then to the general partners.

     Net income is allocated among the partners in proportion to, and to the extent of, the distributions made to the partners from distributable cash flow for the period, as defined, then in proportion to and to the extent of negative adjusted capital account balances and then in accordance with percentage interests.

     Under the terms of the Partnership Agreement, adjusted partners' capital accounts are calculated in accordance with the principles of U.S. Treasury Regulations governing the allocation of taxable income and loss including adjustments to reflect the fair market value (including intangibles) of partnership assets upon certain capital transactions including a sale of partnership interests. Such adjustments are not permitted under generally accepted accounting principles and, accordingly, are not reflected in the accompanying consolidated financial statements.

  Income Taxes

     Globalstar was organized as a Delaware limited partnership. As such, no income tax provision (benefit) is included in the accompanying financial statements since U.S. income taxes are the responsibility of its partners. Generally, taxable income (loss), deductions and credits of Globalstar will be passed proportionately through to its partners.

  Reclassifications

     Certain reclassifications have been made to conform prior-year amounts to the current-year presentation.

3. PROPERTY AND EQUIPMENT

                                                                           DECEMBER 31,
                                                                        ------------------
                                                                         1996        1995
                                                                        -------     ------
                                                                          (IN THOUSANDS)
    Property and equipment consists of:
      Leasehold improvements..........................................  $   473     $  401
      Furniture and office equipment..................................    2,469      1,606
                                                                        -------     ------
                                                                          2,942      2,007
      Accumulated depreciation and amortization.......................   (1,222)      (498)
                                                                        -------     ------
                                                                        $ 1,720     $1,509
                                                                        =======     ======

     Depreciation and amortization expense for the years ended December 31, 1996 and 1995, and for the period March 23 to December 31, 1994, was $724,000, $383,000 and $115,000, respectively.

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. GLOBALSTAR SYSTEM UNDER CONSTRUCTION

  Total System Cost

     As of February 1997, Globalstar estimates the cost for the design, construction and deployment of the Globalstar System including working capital, cash interest on anticipated borrowings and operating expenses to be approximately $2.5 billion, as compared with approximately $2.2 billion estimated at December 31, 1995. Actual amounts may vary from this estimate and additional funds would be required in the event of unforeseen delays, cost overruns, launch failures, technological risks, adverse regulatory developments, or to meet unanticipated expenses and for system enhancements and measures to assure system performance and readiness for the space and ground segments.

     In addition, Globalstar has agreed to purchase from SS/L eight additional spare satellites that will increase Globalstar's ability to have at least 40 satellites in service during 1999, even in the event of launch failures. If the launch program is successful, the additional satellites will serve as ground spares, readily available for launch to replenish the constellation as needed to respond to satellite attrition during the first generation, or to increase system capacity as required. If Globalstar were to experience a launch failure, the costs associated with the construction and launch of replacements would be substantially covered by insurance, and in that event the cost of the additional satellites used as replacements, currently estimated at $175 million, would be reimbursed to Globalstar.

     As of February 13, 1997, Globalstar had raised or received commitments for approximately $2.0 billion, including the vendor financing arrangements. Globalstar intends to raise the remaining funds required for the Globalstar System from a combination of sources, including debt issuance (which may include an equity component), financial support from the Globalstar partners, projected service provider payments, projected net service revenues from initial operations, anticipated payments from the sale of gateways and Globalstar phones and placement of partnership interests with new and existing strategic investors. Although Globalstar believes it will be able to obtain these additional funds, there can be no assurance that such funds will be available on favorable terms or on a timely basis, if at all.

  The Space Segment

     Globalstar has entered into a contract with SS/L, an affiliate of Loral and a limited partner of LQSS, to design, manufacture, test and launch its 56 satellite constellation. The price of the contract consists of three parts, the first for non-recurring work at a price not to exceed $117.1 million, the second for recurring work at a fixed price of $15.6 million per satellite (including certain performance incentives of up to approximately $1.9 million per satellite) and the third for launch services and insurance. SS/L has agreed to obtain launch vehicles and arrange for the launch of Globalstar's satellites on Globalstar's behalf for all 56 satellites, and obtain insurance to cover the replacement cost of satellites or launch vehicles lost in the event of a launch failure. In certain circumstances these amounts are subject to equitable adjustment in light of future market conditions, which may, in turn, be influenced by international political developments. Any change in such assumptions may result in an increase in the costs paid by Globalstar, which may be substantial. Termination by Globalstar of this contract would result in termination fees, which may be substantial.

     During 1996, Globalstar authorized SS/L to alter its original launch plans and procure three launches of the Starsem Soyuz launch vehicle, which will launch four Globalstar satellites each. The selection of these launch vehicles is part of a strategy to place on-orbit a constellation of at least 40 satellites by the first quarter of 1999 even in the event of launch failures. As a result of this decision, total costs for launch vehicles and insurance are expected to be approximately $455 million.

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. GLOBALSTAR SYSTEM UNDER CONSTRUCTION (CONTINUED)
     SS/L has entered into fixed-price subcontracts aggregating approximately $650 million, with certain of Globalstar's direct or indirect limited partners. Some of these contracts are subject to adjustment.

     Globalstar's space segment contract with SS/L calls for a portion of the contract price to be deferred as vendor financing (see Note 5.).

  The Ground Segment

     Globalstar has entered into a contract with Qualcomm providing for the design, development, manufacture, installation, testing and maintenance of four gateways, two ground operations control centers and 100 pre-production subscriber terminals. The contract provides for reimbursement to Qualcomm, subject to a cap for certain joint development efforts, for contract costs incurred, plus a 12% fee thereon. Termination by Globalstar of its contract with Qualcomm would result in delays and termination fees, which may be substantial. A portion of the ground operations control center software is being developed by Globalstar.

     Qualcomm is currently preparing a revised estimate of costs under its contract with Globalstar and has given Globalstar indication that, due to additional integration testing procedures to support system readiness on schedule, scope changes to add features, capabilities and functions, cost growth and other factors, the total cost may increase to $545 million. The Qualcomm estimate is subject to further review by Globalstar. In addition, Globalstar has authorized the expenditure of $25 million for the development of additional service features and $30 million to fund development efforts of additional handset suppliers.

     Globalstar and its strategic service providers intend to jointly finance the procurement of 33 gateways for resale to service providers, thereby accelerating the deployment of gateways around the world prior to the In-Service Date. Globalstar has agreed to finance approximately $80 million of the cost of these gateways and expects to recover its cost from the resale of these gateways to service providers.

     Globalstar will receive from Qualcomm or its licensee(s) a payment of approximately $400,000 for each installed gateway sold to a Globalstar service provider. In addition, Globalstar will receive a payment of up to $10 on each Globalstar subscriber terminal sold, until Globalstar funding of that design has been recovered.

     Globalstar has entered into an agreement with Lockheed Martin for the development and delivery of two satellite operations control centers and 33 telemetry and command units for the Globalstar System. The maximum contract price is $25.1 million and provides for reimbursement to Lockheed Martin for contract costs incurred such as labor, materials, travel, license fees, royalties and general and administrative expenses. Lockheed Martin will receive a 12% fee under the contract, 6% of which is payable at the time the costs are incurred, with the remainder payable upon achievement of certain milestones. Globalstar will own any intellectual property produced under the contract.

5. VENDOR FINANCING LIABILITY

     Globalstar's space segment contract with SS/L calls for approximately $310 million of the contract price to be deferred as vendor financing. Of the $310 million, $90 million is interest bearing at the 30-day LIBOR rate plus 3% per annum. The remaining $220 million of vendor financing is non-interest bearing. Globalstar will repay the non-interest bearing portions as follows: $49 million following the launch and acceptance of 24 or more satellites (the "Preliminary Constellation"), $61 million upon the

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. VENDOR FINANCING LIABILITY (CONTINUED) launch and acceptance of 48 or more satellites (the "Full Constellation"), and the remainder in equal installments over the five-year period following acceptance of the Preliminary and Full Constellations. Payment of the $90 million interest bearing vendor financing will be deferred until December 31, 1998 or the Full Constellation Date, whichever is earlier. Thereafter, interest and principal will be repaid in twenty equal quarterly installments over the next five years. At December 31, 1996 and 1995, approximately $72.0 million and $21.5 million, respectively, of the vendor financing liability was interest bearing.

6. CREDIT FACILITY

     On December 15, 1995, Globalstar entered into a $250 million credit agreement (the "Credit Agreement") with a group of banks. Lockheed Martin, Qualcomm, SS/L and another Globalstar partner have guaranteed $206.3 million, $21.9 million, $11.7 million and $10.1 million of the Credit Agreement, respectively. In addition, Loral agreed to indemnify Lockheed Martin for any liability in excess of $150 million. The Credit Agreement provides that Globalstar may select loans at varying interest rates, including the Eurodollar rate plus 5/8%. Globalstar pays a commitment fee on the unused portion. The Credit Agreement contains covenants requiring Globalstar to meet certain financial ratios including minimum net worth of $200 million and limits additional indebtedness and the payment of cash distributions. The Credit Agreement expires on December 15, 2000.

     In exchange for the guarantee and indemnity, GTL issued warrants to purchase 4,185,318 shares of GTL common stock at $26.50 as follows: Loral 942,428 warrants, Lockheed Martin 2,511,190 warrants, Qualcomm 367,131 warrants, SS/L 195,094 warrants and another Globalstar partner 169,475 warrants. Proceeds from the exercise of the warrants will be used to purchase Globalstar ordinary partnership interests under a one-for-one exchange arrangement. As part of this transaction, Globalstar issued GTL warrants to purchase an additional 1,131,168 ordinary partnership interests of Globalstar. The estimated fair value of the warrant agreement has been recorded as a deferred financing cost in the accompanying financial statements. Globalstar has also agreed to pay the guarantors, other than Lockheed Martin, a fee equal to 1.5% per annum of the average guaranteed amount outstanding under the Credit Agreement. Such fee will be deferred and will be paid with interest commencing 90 days after the expiration of the Credit Agreement.

     On February 12, 1997, GTL and the holders of the warrants entered into an arrangement under which GTL agreed to accelerate the vesting and exercisability of the warrants to purchase 4,185,318 shares of GTL common stock at $26.50 per share and the holders agreed to exercise such warrants. GTL also agreed to register for resale the GTL shares issuable upon exercise of the warrants. In addition, GTL announced its intention to distribute to the holders of its common stock rights to subscribe for and purchase 1,131,168 GTL shares for a price of $26.50 per share of which Loral will receive 159,172 rights. Loral agreed to purchase all GTL shares not purchased upon exercise of the rights. Upon the exercise of the warrants and the rights, GTL will receive proceeds of approximately $140.9 million, which it will use to exercise warrants to purchase 5,316,486 Globalstar ordinary partnership interests at $26.50 per interest. Globalstar will use such proceeds for the construction of the Globalstar System.

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. COMMITMENTS

     The following table presents the future minimum lease payments required under operating leases that have an initial lease term in excess of one year (in thousands):

                1997................................................  $1,045
                1998................................................   1,067
                1999................................................   1,090
                2000................................................     789
                2001................................................     156
                Thereafter..........................................     767
                                                                      ------
                Total minimum payments required.....................  $4,914
                                                                      ======

     Rent expense for the years ended December 31, 1996 and 1995, and the period March 23 to December 31, 1994, was approximately $1,067,000, $934,000, and $373,000, respectively.

8.  SALE OF REDEEMABLE PREFERRED PARTNERSHIP INTERESTS

     On March 6, 1996 and April 3, 1996, GTL purchased 4,615,385 and 153,845 redeemable preferred partnership interests ("RPPIs"), respectively, in Globalstar using the net proceeds of $299,500,000 from GTL's sale of its Convertible Preferred Equivalent Obligations (the "CPEOs"). The RPPIs will convert to ordinary general partnership interests on a one-for-one basis upon any conversion of the CPEOs, will pay a quarterly preferred distribution to GTL of 6 1/2% per annum, will be allocated losses of the partnership only after all adjusted capital accounts of the ordinary partnership interests have been reduced to zero, and are redeemable on terms comparable to the CPEOs. If still outstanding, the RPPIs must be redeemed by Globalstar on March 1, 2006 for the aggregate amount of $310,000,000 plus all unpaid distributions. Globalstar may elect to make the quarterly preferred distribution and redemption payments to GTL in cash or general partnership interests. If such distribution is made in cash, GTL must make its interest payment on the CPEOs in cash. Globalstar may elect to defer payment of the preferred distribution; in such case, GTL may also elect to defer interest payment on the CPEOs, however, holders of the CPEOs are entitled to certain representation rights on the General Partners' Committee of Globalstar in the event six consecutive interest payments are deferred. Through December 31, 1996, all payments have been made in cash on a timely basis.

9.  ORDINARY PARTNERS' CAPITAL

  Initial Capital Subscriptions

     Prior to the commencement of Globalstar's operations on March 23, 1994, Loral and Qualcomm undertook independent efforts at their own risk to explore the feasibility of a Globalstar-type system. Efforts to develop the Globalstar System were formalized with the initial funding of Globalstar on March 23, 1994 through capital subscriptions of $50,000,000 for 18,000,000 general partner interests and $225,000,000 for an aggregate of 18,000,000 limited partner interests. In connection with the initial capital subscriptions, the partners of Globalstar agreed to reimburse Loral and Qualcomm for certain expenditures totaling $18,382,000, incurred related to such efforts from January 1, 1993 through March 22, 1994. These expenditures included development costs and marketing, general and administrative expenses related to the Globalstar System. The statements of operations include the costs for these periods under the heading Pre-Capital Subscription Period.

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. ORDINARY PARTNER'S CAPITAL (CONTINUED)
     In addition, costs of $2,235,000 were incurred in connection with the FCC license application. The aggregate expenditures by Loral and Qualcomm of $20,617,000 were reimbursed through a credit of $11,309,000 issued to the general partner as a reduction of its required capital subscription payment and a payment to Qualcomm of $9,308,000. The reimbursed expenses of $18,382,000 have been charged to partners' capital as of the date of the capital subscription agreement and allocated to the partners' capital accounts in accordance with the partnership agreement. The $2,235,000 of costs relating to the FCC license application are included in the balance sheet.

  Other Arrangements

     In connection with service provider arrangements in China, under which China Telecommunications Broadcast Satellite Corporation ("China Sat") will act as the sole distributor of Globalstar services in China, China Sat has the right, under certain circumstances, to acquire up to 1,875,000 ordinary partnership interests at $20 per partnership interest. China Sat may purchase one-half of this amount currently and one-half upon reaching certain target revenue levels.

  Stock Option Arrangements

     Officers and employees of Globalstar are eligible to participate in GTL's 1994 Stock Option Plan (the "Plan"), which provides for nonqualified and incentive stock options. The plan is administered by a stock option committee (the "Committee"), appointed by the GTL Board of Directors. The Committee determines the option price, the option's exercise date and the expiration date of each option (provided no option shall be exercisable after the expiration of ten years from the date of grant). Proceeds received by GTL for options exercised will in turn be used to purchase Globalstar ordinary partnership interests under a one-for-one exchange arrangement.

     In 1995, options to purchase 110,400 shares of GTL common stock and in 1996, options to purchase 122,000 shares of GTL common stock were granted under the Plan. The options generally expire ten years from the date of grant and become exercisable over the period stated in each option, generally ratably over a five-year period. All options granted in 1995 and 1996 were non-qualified stock options with a price equal to fair market value at the date of grant. As of December 31, 1996, 18,800 shares of common stock were available for future grant under the Plan, no options were exercised or are exercisable and 1,200 have been cancelled.

     On September 14, 1995, Loral, in its capacity as managing general partner, granted certain of its officers options to purchase 140,000 shares of the GTL common stock owned by Loral at an exercise price of $20.00 per share. On December 12, 1995 Loral, in its capacity as managing general partner, granted non-employee directors of Loral options to purchase 200,000 shares of the GTL common stock owned by Loral at an exercise price of $33.375 per share. Such exercise prices were greater than or equal to the market price at grant date. These options are immediately exercisable, and expire 12 years from date of grant; no options were exercised or cancelled during the year.

     On October 9, 1996, Loral, in its capacity as managing general partner, granted certain of its officers options to purchase 152,000 shares of the GTL common stock owned by Loral at a price $25.375 below market price on the grant date. Such options vest over a three year period and expire 10 years from date of grant; no options were exercised or cancelled during the year.

     In April and December 1996, Loral granted certain officers and employees of Globalstar options to purchase 99,000 shares of Loral common stock at $10.50 per share and 5,000 shares of Loral common stock at $18.9375 per share, respectively. Such exercise prices were equal to the market price at grant

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. ORDINARY PARTNER'S CAPITAL (CONTINUED) date. These options expire ten years from the date of grant and become exercisable ratably over a five year period.

     As described in Note 2, Globalstar accounts for its stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Except for $317,000 of compensation expense in 1996 related to the below market option grant, no compensation expense has been recognized in Globalstar's financial statements for stock-based compensation.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires the disclosure of pro forma net income and earnings per share had Globalstar adopted the fair value method as of the beginning of 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from Globalstar's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. Globalstar's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, six months following vesting; stock volatility, 30%; risk free interest rates, 6.25% in 1996 and 6% in 1995; and no dividends during the expected term. Globalstar's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1996 and 1995 awards (including the stock-based awards made by Loral to its officers and directors on Globalstar's behalf) had been amortized to expense over the vesting period of the awards, the pro forma net loss applicable to ordinary partnership interests would have increased by $1,755,000 to $73,724,000 in 1996 and would have increased by $156,000 to $68,393,000 in 1995.

     A summary of the status of the GTL stock option plan at December 31, 1996 and changes during the year then ended is presented below:

                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                                                  EXERCISE
                                                                      SHARES       PRICE
                                                                      -------     --------
    Granted in 1995 (weighted average fair value $5.33 per share)...  110,400     $ 16.625
    Outstanding at December 31, 1995................................  110,400       16.625
    Granted (weighted average fair value $18.04 per share)..........  122,000       54.90
    Forfeited.......................................................   (1,200)      16.625
                                                                      ---------
    Outstanding at December 31, 1996................................  231,200       36.824
                                                                      =========

     The following table summarizes information about the stock options outstanding at December 31, 1996:

                                                                              WEIGHTED AVERAGE
                                                               NUMBER            REMAINING
                        EXERCISE PRICES                      OUTSTANDING   CONTRACTUAL LIFE-YEARS
    -------------------------------------------------------  -----------   ----------------------
    $16.625 ...............................................     109,200              8.7
     50.375 ...............................................      80,000              9.4
     63.5313...............................................      42,000              9.9

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


10. PENSIONS AND OTHER EMPLOYEE BENEFITS

     Prior to April 23, 1996, Globalstar employees were eligible to participate in the employee benefit plans of Old Loral. Globalstar was charged for the actual costs of these benefits which for the period March 23 through December 31, 1994, amounted to $321,000, including $55,000 relating to pensions and retiree health care and life insurance benefits. The costs incurred for the year ended December 31, 1995 amounted to $710,000, including $121,000 relating to pensions and retiree health care and life insurance benefits. In April 1996, separate pension, postretirement health care and life insurance and employee savings plans were established by Globalstar.

     Pensions: Globalstar maintains a noncontributory pension plan and a supplemental pension plan covering certain employees. Eligibility for participation in these plans vary and benefits are generally based on members' compensation and years of service. Plan assets are generally invested in U.S. government and agency obligations and listed stocks and bonds.

     Pension cost for the year ended December 31, 1996 includes the following components (in thousands):

    Service cost-benefits earned during the period.........  $       213
    Interest cost on projected benefit obligation.............................       195
    Actual return on plan assets..............................................      (134)
    Net amortization and deferral.............................................      (151)
                                                                                --------
              Total pension cost..............................................  $    123
                                                                                ========

     The following presents the plan's funded status and amounts recognized in the balance sheet at December 31, 1996 (in thousands):

    Actuarial present value of benefit obligations:
      Vested benefits.........................................................  $  2,944
                                                                                ========
      Accumulated benefits....................................................  $  3,129
      Effect of projected future salary increases.............................       764
                                                                                --------
      Projected benefits......................................................     3,893
    Plan assets at fair value.................................................     4,156
                                                                                --------
    Plan assets in excess of projected benefit obligation.....................       263
    Unrecognized net gain.....................................................       386
                                                                                --------
    Pension liability.........................................................  $    123
                                                                                ========

     The principal actuarial assumptions were:

    Discount rate...............................................................    7.75%
    Rate of increase in compensation levels.....................................    4.50%
    Expected long-term rate of return on plan assets............................    9.50%

     Postretirement Health Care and Life Insurance Benefits: In addition to providing pension benefits, Globalstar provides certain health care and life insurance benefits for retired employees and dependents. Participants are eligible for these benefits when they retire from active service and meet the eligibility requirements for Globalstar's pension plan. These benefits are funded primarily on a pay-as-you-go basis with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions.

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. PENSIONS AND OTHER EMPLOYEE BENEFITS (CONTINUED)
     Postretirement health care and life insurance costs for the year ended December 31, 1996 include the following components (in thousands):

    Service cost -- benefits earned during the period.........................  $     29
    Interest cost on accumulated postretirement benefit obligation............        32
    Net amortization and deferral.............................................        26
    Return on assets..........................................................        (2)
                                                                                --------
              Total postretirement health care and life insurance costs.......  $     85
                                                                                ========

     At December 31, 1996, the total accumulated postretirement benefit obligation was $641,000. Actuarial assumptions used in determining the accumulated postretirement benefit obligation include a discount rate of 7.75% at December 31, 1996, and an assumed health care cost trend rate of 10.6% decreasing gradually to an ultimate rate of 5.5% by the year 2004. Changing the assumed health care cost trend by 1% in each year would change the accumulated postretirement benefit obligation at December 31, 1996 by $110,000 and the aggregate service and interest cost components by $12,000 for the year ended December 31, 1996.

11. RELATED PARTY TRANSACTIONS

     In addition to the transactions described in Notes 4, 5, 6, 8 and 9, Globalstar has a number of other transactions with its affiliates. Globalstar believes that the arrangements are as favorable to Globalstar as could be obtained from unaffiliated parties. The following describes these related-party transactions.

     Globalstar has granted to SS/L an irrevocable, royalty-free, non-exclusive license to use certain intellectual property expressly developed in connection with the SS/L agreement provided that SS/L will not use, or permit others to use, such license for the purpose of engaging in any business activity that would be in material competition with Globalstar. Globalstar has similarly agreed that it will not license such intellectual property if it will be used for the purpose of designing or building satellites that would be in competition with SS/L.

     Globalstar has granted to Qualcomm an irrevocable, non-exclusive, worldwide perpetual license to intellectual property owned by Globalstar in the Ground Segment and developed pursuant to the Qualcomm agreement. Qualcomm may, pursuant to such grant, use the intellectual property for applications other than the Globalstar System provided that Qualcomm may not for a period of three years after its withdrawal as a strategic partner or prior to the third anniversary of the Full Constellation Date, whichever is earlier, engage in any business activity that would be in competition with the Globalstar System. The grant of intellectual property to Qualcomm described above is generally royalty free. Under certain specified circumstances, however, Qualcomm will be required to pay a 3% royalty fee on such intellectual property.

     A support agreement was entered into among Qualcomm, Loral and Globalstar pursuant to which Qualcomm agreed to (i) assist Globalstar and SS/L with Globalstar's system design, (ii) support Globalstar and Loral with respect to various regulatory matters, including the FCC application and (iii) assist Globalstar and Loral in their marketing efforts with respect to Globalstar. For the years ended December 31, 1996 and 1995, and for the period March 23 through December 31, 1994, Qualcomm has received approximately $1,823,000, $2,712,000 and $2,431,000, respectively, for costs incurred in rendering such support and assistance.

                                GLOBALSTAR, L.P.
                   (A DEVELOPMENT STAGE LIMITED PARTNERSHIP)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. RELATED PARTY TRANSACTIONS (CONTINUED)
     Certain of Globalstar's limited partners have signed agreements granting them the right to provide Globalstar System services to users in specific countries on an exclusive basis, as long as specified minimum levels of subscribers are met. These service providers will receive certain discounts from Globalstar's expected pricing schedule generally over a five-year period.

     Globalstar has entered into consulting agreements with certain limited partners. Costs incurred under these arrangements for the years ended December 31, 1996 and 1995, and for the period March 23 through December 31, 1994, were $496,000, $1,411,000 and $471,000, respectively. Globalstar anticipates that similar agreements may be entered into with other strategic partners in the future.

     Current payable to affiliates consists of:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                  1996          1995
                                                                 -------       -------
                                                                    (IN THOUSANDS)
        SS/L...................................................  $22,572       $26,126
        Qualcomm...............................................   40,903        21,443
        Loral..................................................      462            --
                                                                 -------       -------
        Total..................................................  $63,937       $47,569
                                                                 =======       =======

     Commencing after the initiation of Globalstar services, LQP, the general partner of LQSS, will be paid an annual management fee equal to 2.5% of Globalstar's revenues up to $500 million plus 3.5% of revenues in excess of $500 million. Should Globalstar incur a net loss in any year following commencement of services, the management fee for that year will be reduced by 50% and LQP will reimburse Globalstar for management fee payments, if any, received in any prior quarter of such year, sufficient to reduce its management fee for the year to 50%. No management fees have been paid to date.

12. REGULATORY MATTERS

     Globalstar and its operations are, and will be, subject to substantial U.S. and international regulation, including required regulatory approvals in each country in which Globalstar intends to provide service. Globalstar's business may be significantly affected by regulatory activities.

13. SUBSEQUENT EVENT

     On February 13, 1997, Globalstar and GTL sold units consisting of $500 million principal amount of Globalstar's 11 3/8% Senior Notes due 2004 and warrants to purchase 1,032,250 shares of GTL common stock in a private offering. The notes are senior in right of payment to the redeemable preferred partnership interests, may not be redeemed prior to February 2002 and are subject to a prepayment premium prior to 2004. Interest on the notes is payable semi-annually.

     The indenture for the notes contains certain covenants that among other things limit the ability of Globalstar to incur additional debt, issue preferred stock, or pay dividends and certain distributions. In certain limited circumstances involving a change of control of Globalstar, as defined, each note is redeemable at the option of the holder for 101% of the principal amount plus accrued interest.

     The warrants are exercisable on February 19, 1998 at a price of $69.575 per share. The warrants represent approximately 1.7% of Globalstar's total partnership interests on a fully diluted basis.

     Globalstar will use the net proceeds of approximately $484 million from the offering for the construction and deployment of the Globalstar System.